Lydall, Inc.	Telephone 860 646-1233
One Colonial Road	Facsimile 860 646-4917
Manchester, CT 06042	www.lydall.com

specialty engineered products and materials

March 13, 2015

Loan Lauren P. Nguyen, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lydall, Inc. (“Lydall” or the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed March 3, 2015

File No. 001-07665

Dear Ms. Nguyen:

The Company is responding to your letter, dated March 12, 2015, which provided a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced Preliminary Proxy Statement. We appreciate the Staff’s input and trust that you will find this letter responsive to the comment.

For your convenience, the comment set forth in your letter is reproduced below in bold face type, and the Company’s response is set forth immediately thereafter.

Proposal 2 – Approval of Restated Certificate of Incorporation, page 10

1.	Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, we note that it appears that you have combined multiple matters in Proposal No. 2. Please revise to unbundle Proposal No. 2 so that the changes to the company’s Current Charter related to (i) filling any newly created directorships or other vacancy on the board of directors and (ii) eliminating mandatory indemnification of employees or agents and only retaining the obligation of indemnification by the company for its officers and directors are presented as two separate proposals. If any proposals are mutually conditioned, please revise the proxy statement accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals. To the extent applicable, also include a revised form of proxy that allows shareholders to vote separately on each proposal. Alternatively, please advise why unbundling of Proposal No. 2 is not necessary under these facts and circumstances. For guidance, refer to Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally).

Loan Lauren P. Nguyen, Special Counsel

Securities and Exchange Commission

March 13, 2015

The Company respectfully submits that Proposal 2 does not contain “separate matters” required to be presented in unbundled proposals based on the following:

•	Staff guidance in Question 101.02 of the Compliance and Disclosure Interpretations on Exchange Act Rule 14a-4(a)(3) provides that (i) registrants may bundle any number of immaterial matters with a single material matter, and (ii) whether a matter is material depends, in part, on whether the given matter substantively affects shareholder rights or is a matter on which shareholders could reasonably be expected to wish to express a view separate from their views on other matters.

•	In the Company’s view, the only matter presented in Proposal 2 that could be viewed as material is the amendment related to filling any newly created directorships or other vacancy on its board of directors (Section 6(a) of the Company’s proposed restated certificate of incorporation (the “Restated Certificate”)).

•	The Company believes that all other amendments to the Restated Certificate presented in Proposal 2 are immaterial matters, such that they may be included in a single proposal together with a single material matter.

•	In particular, the Company believes that eliminating mandatory indemnification of employees and agents (as proposed in Section 9(a) of the Restated Certificate) is immaterial because it does not substantively affect shareholder rights nor does the Company’s management know or have reason to believe that this amendment is one on which shareholders could reasonably be expected to wish to express a view separate from their views on any of the other amendments.

In support of the Company’s position, it is worth noting that the proposed change to the indemnification provision in Section 9(a) of the Restated Certificate:

•	does not expand or diminish any shareholder rights, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges or liquidation preferences;

•	does not relate to any anti-takeover provision;

•	does not affect the capitalization of the Company;

•	does not change the obligations of shareholders or impose any limitation on shareholders;

•	does not change the existing indemnification provisions with respect to the Company’s officers or directors; and

•	does not raise self-dealing or duty of loyalty concerns (in contrast to indemnification provisions involving directors that are adopted by the directors themselves).

Furthermore, in arriving at its conclusion that the amendment of Section 9(a) is immaterial, the Company considered the fact that during at least the past ten years, the Company has not been called upon to indemnify any of its employees (other than officers) or agents pursuant to the current provision in its Restated Certificate.

Loan Lauren P. Nguyen, Special Counsel

Securities and Exchange Commission

March 13, 2015

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As discussed with Mr. Field earlier this week, I would appreciate the opportunity to discuss this matter further at your earliest convenience.

Sincerely,

/s/ Chad A. McDaniel

Chad A. McDaniel

Vice President, General Counsel and Secretary

cc:	Donald E. Field, Securities and Exchange Commission

Dale G. Barnhart, Lydall’s President and Chief Executive Officer

Jonathan Wolfman, Wilmer Cutler Pickering Hale and Dorr LLP